Exhibit (a)(1)(iii)

To:	All BTU Employees Eligible to Participate in the Stock Option Exchange Program:

From:	Paul J. van der Wansem

Date:	April 20, 2009

Subject:	The BTU Stock Option Exchange Program

Today we will be commencing the BTU Stock Option Exchange Program (“Exchange Program”). The purpose of the Exchange Program is to give eligible employees holding options with an exercise price equal to or greater than $10.05 per share the opportunity to exchange those stock options for new options. These new options will provide employees with the right to purchase a lesser number of shares as under the Eligible Options but at a per share exercise price to be determined by the closing price of our common stock on May 15, 2009, unless we extend the Offer. These new options will be non-qualified stock options, the same as your current options, and will have a new three-year annual vesting schedule commencing on the grant date of the new options.

This offer is subject to certain conditions that we describe in the attached materials, including the condition that our stockholders approve the proposal related to this Offer. If our stockholders do not approve the proposal, we will not be able to proceed with this Offer and all Eligible options tendered for exchange will remain outstanding and retain their existing rights.

Making a Decision About Whether or Not to Participate

Attached to this email is information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options. You will receive a separate e-mail with an individualized Election Form that lists your current options that are eligible for this exchange program. If you decide to exchange your eligible options, we must receive your completed Election Form before 9:00 a.m. EDT on May 18, 2009.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

We encourage you to thoroughly review the materials to determine whether to participate in the Exchange Program.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Please consider the environment before printing the attached materials.